Free Writing Prospectus

Filed pursuant to Rule 433
Dated May 14, 2014
Relating to
Preliminary Prospectus Supplement dated May 14, 2014 to
Prospectus dated July 25, 2013
Registration Statement No. 333-190137

Final Term Sheet

$300 million 3.700% Senior Notes due 2021

Issuer: Guarantor: Format:	Corporate Office Properties, L.P. Corporate Office Properties Trust SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3/BBB-/BBB-
Principal Amount:	$300 million
Title of Securities:	3.700% Senior Notes due 2021
Trade Date:	May 14, 2014
Original Issue Date (Settlement Date):	May 21, 2014 (T+5)**
Maturity Date:	June 15, 2021
Interest Payment Dates:	Semi-annually in arrears on each June 15 and December 15, commencing December 15, 2014
Benchmark Treasury:	2.25% due April 30, 2021
Benchmark Treasury Price/Yield:	101-00+ / 2.092%
Spread to Benchmark Treasury:	T+165 basis points
Yield to Maturity:	3.742%
Coupon:	3.700% per annum
Public Offering Price:	99.739%
Redemption Provision:
Make-Whole Call:	T+25 basis points, before April 15, 2021
Par Call:	On or after April 15, 2021
CUSIP / ISIN:	22003BAJ5 / US22003BAJ52
Joint Book-Running Managers:	J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. RBC Capital Markets, LLC

Senior Co-Managers:	BBVA Securities Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Comerica Securities, Inc. TD Securities (USA) LLC Raymond James & Associates, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** See “Underwriting (Conflicts of Interest)” in the preliminary prospectus supplement for information regarding T+5 settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated May 14, 2014 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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